UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

December 10, 2013

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        NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

Novo Nordisk A/S – Stock split information

Bagsværd, Denmark, 10 December 2013 – As communicated on 31 October 2013 in connection with the release of Novo Nordisk’s financial results for the first nine months of 2013, Novo Nordisk’s Board of Directors has approved a stock split of the Novo Nordisk B shares listed on NASDAQ OMX Copenhagen and of the American Depositary Receipts (ADRs) listed on New York Stock Exchange (NYSE). The trading unit of the Novo Nordisk B shares listed on the stock exchange in Copenhagen will be changed from DKK 1 to DKK 0.20. The ratio of B shares to ADRs listed on NYSE will remain 1:1. These changes in trading units will take effect as of 2 January 2014 for the Novo Nordisk B shares and as of 9 January 2014 for the ADRs.

Further details on the stock split

On 2 January 2014, the Novo Nordisk A/S B shares traded on NASDAQ OMX Copenhagen will be split into five shares. The last day of trading in the old shares will be 30 December 2013 and the first day of trading in the new shares will be 2 January 2014. The record date is 6 January 2014.

On 9 January 2014, each of Novo Nordisk’s ADRs listed on NYSE will also be split. On 8 January 2014, ADR holders of record as of 3 January 2014 will receive four additional ADRs per existing ADR. Hence, the ratio of B shares to ADRs listed on NYSE will remain 1:1. The new shares issued due to the split will be of the same type and class as the original shares.

From 2 January 2014 through 8 January 2014, the Novo Nordisk B shares listed on the stock exchange in Copenhagen will be traded post-split whereas the ADRs listed on NYSE will be traded pre-split. Post-split trading on NYSE will start on 9 January 2014.

JPMorgan, the depositary bank of Novo Nordisk’s ADRs, will not execute issuances and/or cancellations of ADRs between close of business 30 December 2013 and close of business 14 January 2014. However, the trading of Novo Nordisk’s ADRs on NYSE will continue as normal.

Novo Nordisk A/S	Novo Allé	Telephone:	CVR no:
Investor Relations	2880 Bagsværd	+45 4444 8888	24 25 67 90
	Denmark	Internet:
www.novonordisk.com

Company announcement No 76 / 2013

Novo Nordisk is a global healthcare company with 90 years of innovation and leadership in diabetes care. The company also has leading positions within haemophilia care, growth hormone therapy and hormone replacement therapy. Headquartered in Denmark, Novo Nordisk employs approximately 37,000 employees in 75 countries, and markets its products in more than 180 countries. Novo Nordisk’s B shares are listed on NASDAQ OMX Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com.

Further information
Media:
Anne Margrethe Hauge	+45 4442 3450	amhg@novonordisk.com
Ken Inchausti (US)	+1 609 514 8316	kiau@novonordisk.com

Investors:
Kasper Roseeuw Poulsen	+45 4442 4303	krop@novonordisk.com
Frank Daniel Mersebach	+45 4442 0604	fdni@novonordisk.com
Lars Borup Jacobsen	+45 3075 3479	lbpj@novonordisk.com
Daniel Bohsen	+45 3079 6376	dabo@novonordisk.com
Jannick Lindegaard (US)	+1 609 786 4575	jlis@novonordisk.com

Novo Nordisk A/S	Novo Allé	Telephone:	CVR no:
Investor Relations	2880 Bagsværd	+45 4444 8888	24 25 67 90
	Denmark	Internet:
www.novonordisk.com

Company announcement No 76 / 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: December 10, 2013	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer